SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
___________________

SCHEDULE 13E-3
(Amendment No. 2)

(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Golden Grain Energy, LLC
(Name of Issuer)

Golden Grain Energy, LLC
(Name of Person(s) Filing Statement)

Class A LLC Membership Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number of Class of Securities)

Joseph F. Leo
Brown, Winick, Graves, Gross and Baskerville, PLC
666 Grand Avenue, Suite 2000
Des Moines, Iowa 50309
(515) 242-2400
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

______________________________________________________________________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$44,509,137.10	$4,126.00

*    For purposes of calculating the fee only, this amount is based on 6,868,694 units (the number of Class A and Class B units of the Issuer the Company estimates will be converted into Class B, Class C or Class D Units in the proposed Reclassification) multiplied by $6.48, the book value per unit of common equity computed as of July 31, 2021.

**    Determined by multiplying $44,509,137.10 by 0.0000927.

☒    Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Filing fee paid with Schedule 13E-3 filed with the Commission on November 4, 2021.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 2 to Rule 13E-3 Transaction Statement on Schedule 13E-3 (as amended, “Schedule 13E-3”) is being filed by Golden Grain Energy, LLC, an Iowa limited liability company, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13E-3 thereunder. We are proposing that our unit holders approve a proposed Fourth Amended and Restated Operating Agreement (the “Proposed Operating Agreement”) that will result in a reclassification of our Class A Units into a revised Class B units and newly authorized Class C, and Class D (the “Reclassification”). If the transaction is completed, the units of our unit holders of record who hold 20,001 or more of our units will be reclassified as Class A Units. Our unit holders of record who hold 10,001 to 20,000 units will receive one Class B Unit for each unit held by such unit holders immediately before the effective time of the reclassification. Our unit holders of record who hold exactly 10,000 units will receive one Class C Unit for each unit held by such unit holders immediately before the effective time of the reclassification. Our unit holders of record who hold less than 10,000 units will receive one Class D Unit for each unit held by such unit holders immediately before the effective time of the reclassification. The effect of the reclassification will be to reduce the record number of unit holders of our Class A Units to less than 300, which will allow us to suspend our reporting obligations.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission in connection with the definitive proxy statement filed by the Company on January 6, 2022 (the “Proxy Statement”) pursuant to Regulation 14A under the Exchange Act, pursuant to which our members will be given notice of the meeting at which they will be asked to approve the Reclassification and the Proposed Operating Agreement, and to transact any other business properly brought before the meeting.

The information contained in the Proxy Statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT

ITEM 1. Summary Term Sheet
(Reg. M-A 1001)

The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION" is hereby incorporated herein by reference.

ITEM 2. Subject Company Information
(Reg. M-A 1002)

(a)    The information set forth in the Proxy Statement under the caption "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION–Who Can Help Answer My Questions" is hereby incorporated herein by reference.

(b)    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Overview" is hereby incorporated herein by reference.

(c)    The information set forth in the Proxy Statement under the caption "MARKET PRICE OF UNITS AND DISTRIBUTION INFORMATION–Market Information" is hereby incorporated herein by reference.

(d)    The information set forth in the Proxy Statement under the caption "MARKET PRICE OF UNITS AND DISTRIBUTION INFORMATION–Distributions" is hereby incorporated herein by reference.

(e)    Not applicable.

(f)    The information set forth in the Proxy Statement under the caption "MARKET PRICE OF UNITS AND DISTRIBUTION INFORMATION–Repurchase of Equity Securities" is hereby incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person.
(Reg. M-A 1003(a) through (c))

(a)    The information set forth in the Proxy Statement under the caption "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION" is hereby incorporated herein by reference.

(b)    The information set forth in the Proxy Statement under the caption "IDENTITY AND BACKGROUND OF FILING PERSONS" is hereby incorporated by reference.

(c)    The information set forth in the Proxy Statement under the caption "IDENTITY AND BACKGROUND OF FILING PERSONS" is hereby incorporated by reference.

ITEM 4. Terms of the Transaction.
(Reg. M-A 1004(a) and (c) through (f))

(a)    The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Overview," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Purpose and Structure of the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on GGE," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on Unit Holders of GGE,” “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Material Federal Income Tax Consequences of the Reclassification" and "THE FOURTH AMENDED AND RESTATED OPERATING AGREEMENT" is hereby incorporated herein by reference.

(c)    The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Overview," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on Unit Holders of GGE" and "THE FOURTH AMENDED AND RESTATED OPERATING AGREEMENT" is hereby incorporated herein by reference.

(d)    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Appraisal and Dissenters Rights" is hereby incorporated herein by reference.

(e)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Factors Not Considered Material" is hereby incorporated herein by reference.

(f)    Not applicable.

ITEM 5. Past Contracts, Transactions, Negotiations and Agreements.
(Reg. M-A 1005(a) through (c) and (e))

(a)    The information set forth in the Proxy Statement under the caption "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" is hereby incorporated herein by reference.

(b)    Not applicable.

(c)    Not applicable.

(e)    Not applicable.

ITEM 6. Purposes of the Transaction and Plans or Proposals.
(Reg M-A 1006(b) and (c)(1) through (8))

(b)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Purpose and Structure of the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on GGE" is hereby incorporated herein by reference.

(c)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on GGE," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on Unit Holders of GGE" and "THE FOURTH AMENDED AND RESTATED OPERATING AGREEMENT" is hereby incorporated herein by reference.

ITEM 7. Purposes, Alternatives, Reasons and Effects.
(Reg. M-A 1013)

(a)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Reasons for the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Purpose and Structure of the Reclassification" is hereby incorporated herein by reference.

(b)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Reasons for the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Factors Not Considered Material" is hereby incorporated herein by reference.

(c)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Reasons for the Reclassification" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Purpose and Structure of the Reclassification" is hereby incorporated herein by reference.

(d)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on GGE," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Effects of the Reclassification on Unit Holders of GGE" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Material Federal Income Tax Consequences of the Reclassification" is hereby incorporated herein by reference.

ITEM 8. Fairness of the Transaction
(Reg. M-A 1014)

(a)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Board Recommendation" is hereby incorporated herein by reference.

(b)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Factors Not Considered Material" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Board Recommendation" is hereby incorporated herein by reference.

(c)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification" and "SPECIAL MEETING INFORMATION" is hereby incorporated herein by reference.

(d)    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification" is hereby incorporated herein by reference.

(e)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Background" and "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Board Recommendation" is hereby incorporated herein by reference.

(f)    Not applicable.

ITEM 9. Reports, Opinions, Appraisals and Negotiations.
(Reg. M-A 1015)

(a)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification," "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Factors Not Considered" and "OTHER MATTERS–Reports, Opinions, Appraisals and Negotiations" is hereby incorporated herein by reference.

(b)    Not applicable.

(c)    Not applicable.

ITEM 10. Source and Amounts of Funds or Other Consideration.
(Reg. M-A 1007)

(a)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fees and Expenses; Financing of the Reclassification" is hereby incorporated herein by reference.

(b)    Not applicable.

(c)    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fees and Expenses" is hereby incorporated herein by reference.

(d)    Not applicable.

ITEM 11. Interest in Securities of the Subject Company.
(Reg M-A 1008)

(a)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Interests of Certain Persons in the Reclassification" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is hereby incorporated herein by reference.

(b)    The information set forth in the Proxy Statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT–Recent Transactions" is hereby incorporated herein by reference.

ITEM 12. The Solicitation or Recommendation.
(Reg. M-A 1012(d) and (e))

(d)    The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Interests of Certain Persons in the Reclassification" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is hereby incorporated herein by reference.

(e)    The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Board Recommendation" is hereby incorporated herein by reference.

ITEM 13. Financial Statements.
(Reg M-A 1010(a) and (b))

(a)    The information set forth in the Proxy Statement under the caption "EXHIBITS INCORPORATED BY REFERENCE" is hereby incorporated herein by reference. In addition, the following documents are incorporated by reference herein:

•    Our Annual Report on Form 10-K for fiscal year ended October 30, 2021, including audited financial information;

(b)    The information set forth in the Proxy Statement under the captions "FINANCIAL INFORMATION–Selected Historical Financial Data" and "FINANCIAL INFORMATION–Pro Forma Information" is hereby incorporated herein by reference.

ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.
(Reg. M-A 1009)

(a)    The information set forth in the Proxy Statement under the caption "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION" is hereby incorporated herein by reference.

(b)    The information set forth in the Proxy Statement under the caption "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION" is hereby incorporated herein by reference.

ITEM 15. Additional Information.
(Reg. M-A 1011(b) and (c))

(b)    The information set forth in the Proxy Statement, including all appendices attached thereto, is hereby incorporated herein by reference.

(c)    The information set forth in the Proxy Statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16. Material to be Filed as Exhibits.
(Reg. M-A 1016(a) through (d), (f) and (g))

(a)    Definitive Proxy Statement filed by the Company on January 6, 2022, together with all amendments thereto, appendices and proxy card.*

(b)    Not applicable.

(c)    Not applicable.

(d)    Proposed Fourth Amended and Restated Operating Agreement. **

(f)    Not applicable.

(g)    Not applicable.
_______________________

*Incorporated by reference to the Company's Schedule 14A, filed with the SEC on January 6, 2022 (and amendments thereto).

**Incorporated by reference to Appendix B of Exhibit (a).

SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

GOLDEN GRAIN ENERGY, LLC

Date:	January 6, 2022	/s/ Chad Kuhlers
Chad Kuhlers
Chief Executive Officer
(Principal Executive Officer)

Date:	January 6, 2022	/s/ Brooke Peters
Brooke Peters
Chief Financial Officer
(Principal Financial and Accounting Officer)